Pacific CMA
                                  INCORPORATED
                                     [LOGO]

                                                November 15, 2006

VIA EDGAR

United States Securities
 & Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-2001

Attention:  John Stickel, Esq.
            Ms. Theresa Messinese
            Mail Stop 3561

            Re:   Pacific CMA, Inc.
                  Registration Statement on Form S-3 and Forms 10-K and 10-Q
                  SEC File No. 333-134620
                  --------------------------------------------------------------

Dear Mesdames and Messieurs,

      This is in reply to your letter of comment dated September 8, 2006, regarding Pacific CMA, Inc.'s ("PAM") Registration Statement on Form S-3 and Forms 10-K and 10-Q, identified above. Marked copies of Amendment No. 3 to the registration statement, accompanied by copies of PAM's Form 8-K, filed on October 17, 2006 ("8-K"), are being forwarded via overnight courier to John Stickel and Theresa Messinese of the Securities and Exchange Commission's (the "SEC") staff to facilitate their review of this filing.

      The paragraph numbers below correspond to the numbered paragraphs in your comment letter. We do not repeat your comments but will try to respond to your expressed concerns.

S-3

      Comment No. 1. An updated consent from BKD, LLP has now been filed as
Exhibit 23.1.

Form 10_K/A and Form 10-Q

      Comment No. 2. We filed the 8-K with Item 4.02 disclosure as requested. A copy is enclosed with the "courtesy" copies of this letter.


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                                  Pacific CMA
                                  INCORPORATED
                                     [LOGO]

Form 10-Q

      Comment No.3. Please see the Company's Form 10-Q for the quarter ended September 30, 2006, filed on November 14, 2006. The HTL Acquisition Agreement has been terminated. As a consequence, no HTL financial statements are enclosed.

      Comment No. 4. The opinion of our India counsel has been deleted, as the HTL Acquisition Agreement has been terminated.

      We trust that this answers your comments.

      In connection with the Company's anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

            (a) Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

            (b) The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            (c) The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Robert Perez or of Gusrae, Kaplan, Bruno & Nusbaum PLLC, at 212-269-1400 or you may contact them via e-mail at rperez@gkblaw.com or lnusbaum@gkblaw.com, respectively, if you have further comments or desire any further information.

                                        Very truly yours,

                                        Pacific CMA, Inc.

                                        By: /s/Alfred Lam
                                            -----------------------
                                            Alfred Lam
                                            Chairman of the Board
                                             of Directors

cc (via Federal Express, w/encl.):
      John Stickel, Esq.
      Ms. Theresa Messinese


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